Exhibit (a)(2)(O)

157

GOLDCORP
INCORPORATED

     Sometimes the measure of a company can best be determined by the measure of the person behind it. Such is the case with Goldcorp Inc. and Robert McEwen. With a treasury hitting close to US$400 million, a market cap of $3.2 billion and a portfolio boasting the richest gold mine in the world in Red Lake, it’s certain Goldcorp is no ordinary company. That’s because Rob McEwen is no ordinary man.

     Once apprised of the company’s wealth and inspiring success story, its top ranking in the Financial Post’s annual list of the richest companies in Canada, the cutting-edge technology employed and multiple prestigious awards, one might expect Goldcorp’s fearless leader to be intimidating at best, arrogant at worst or, at the very least, hurried and miserly with his time. This is not the case.

     McEwen, who takes a break in mid-2004 to discuss Goldcorp’s story, happens to be a delight — generous with his time and insights, engagingly provocative and thoughtful. His voice is measured and soft, and while he maintains a conversational tone, this chairman and CEO obviously thinks before he speaks. His relaxed demeanour aside, it’s apparent McEwen is passionate about both business and the business of life in general. He doesn’t spend this time spouting off geo-technical jargon, running down a checklist of accomplishments, interpreting dizzying facts and figures or, conversely, simplifying the story into key but broad words like focus and determination. He touches on all those points, but presents many of them in trademark McEwen parables.

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     McEwen speaks of things like being inspired by watching a stream when he was a boy — being amazed that no matter how firmly he tried to dam it with a big rock, eventually a trickle of water would find its way through. A new stream, a new sound, would be born. Out of an obstacle. an opportunity. Not a bad lesson to learn. He talks about travelling to Europe when he was a young adult and having his eyes opened for the first time as to Canada’s place in the global scheme of things. He has absolutely no hesitation discussing politics and, in fact, can get quite emphatic about its perceived failings. He has a very definite world view, he questions everything and won’t rest until he has found a better answer.

     The bottom line is that McEwen thinks outside the box. He has never been and refuses to be a follower, is endlessly curious and unafraid, and is compelled to constantly re-frame problems in order to find alternate solutions. He sees no reason why he must settle for the status quo, and no reason why anyone else should either. He doesn’t have to answer to anyone except his shareholders, and it’s certain none of them have any complaints ... especially when they receive their nice fat dividends.

     He could walk away from it all right now as a very rich man, but he won’t. And why? To quote the man himself:

     “There’s more to find.”

     Yes. there’s more gold to find, more money to be made, and more to give away — which he does on a regular basis. The beneficiaries of McEwen’s generosity are organizations he deems worthy, with mandates that strike a personal chord, run by individuals or groups that share his vision for a better world. He is particularly struck by things going on in medicine, education and the arts and to that end, has donated millions of personal dollars to his chosen causes. In April 2004, he donated a million dollars to the Red Lake Margaret Cochenour Memorial Hospital for a much needed renovation project. Last year, he gifted the Toronto General & Western Hospital Foundation with $10 million to establish the McEwen Centre for Regenerative Medicine at University Health Network. A million and a half went to York University’s Schulich School of Business where McEwen did his MBA, and within the last three years McEwen’s donated over $14 million into various charities, including the Royal Ontario Museum and a museum up in Red Lake.

     “I just thought that Mother Nature had been very kind to me and I

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should give some back. There are a lot of needs out there,” he says simply.

     Shrugging off any kind of Good Samaritan label, McEwen responds drily and pointedly: “The politicians don’t seem to be doing it.”

     Point taken.

     All these things that are an intrinsic part of McEwen’s character and nature, have parlayed themselves into his business strategies and philosophies and Goldcorp’s shareholders are the richer for it. A force to be reckoned with in the market, Goldcorp is a leader in hi-tech advances and is, in fact, the only company to hold back gold.

     But where did it all begin?

     For McEwen it began with his father, Don McEwen. A stockbroker by trade, the senior McEwen had Rob charting stocks at the young ages of 10 and 11 years. At age 12, Rob made his first investment.

     “I made nine times on my money in about a year and a half and thought that’s all there was to the stock market. I spent the next 30 years learning that wasn’t the stock market,” McEwen recalled.

     In the mid-60s, McEwen’s father took a keen interest in gold. When gold shot up to $850 an ounce in 1980, both he and his clients profited handsomely and 15-year-old Rob watched and learned.

     “That’s where I got the gold bug ... at the dining room table,” he said.

     During his late teens and twenties, Rob’s home schooling continued as he observed his father grubstaking various people, putting money into their mining properties. This exposure gave Rob the view that ‘gold is money’, a credo he still embraces to this day. With such a background, a career in the mining industry would seem a given for the younger McEwen. Initially however, he resisted, believing his path lay in the investment industry and business school. Despite this conviction, and subsequent realization of an MBA from York University’s Schulich School of Business, Rob’s first summer job was at International Nickel (Inco) in Sudbury, working underground. He declined a scholarship when offered one by Inco.

     “I don’t think mining’s going to be my life,” he said at the time.

     But while working on his BA in economic history, McEwen was also

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gaining an education underground, learning how to operate jackleg and jumbo drills and getting a hands-on look at the business of mining. After graduating with his BA, McEwen stuck to the original plan and worked for three years at his father’s brokerage firm.

     “I focussed on the market, but with a particular emphasis on the natural resource sector ... on gold mining worldwide,” he said.

     Following that stint, McEwen returned to school to pursue his MBA. Again, his father indirectly influenced that decision.

     “My father had a Master’s and I wanted to have a minimum of what he had. It was one of my goals,” McEwen said.

     With his newly granted MBA in hand, McEwen accepted a job at Merrill Lynch with the self-imposed condition he postpone his start date for six months in order to do some travelling. At 28 years of age, Rob McEwen wanted to see the world and that’s exactly what he did.

     “I ended up taking a trip that took me around the world, it was basically like walking into pictures of National Geographic ... throwing away my watch, and travelling in a converted army truck from London to Katmandu, then by bus, boat and plane through Asia. I also embarked on a tour of the Silk Road, following in Marco Polo’s footsteps.

     Grab a knapsack, throw it in the back of a truck, stop in the local markets and buy your food ... it was terrific. For a number of reasons, I figured I wouldn’t be able to ever do it again”

     This trip would have a profound influence on McEwen’s world view. Combined with a keen interest in politics that was triggered in university where McEwen headed up a graduate student council, served on advisory boards to the deans and worked as a small business consultant, the overseas experience had a great impact.

     “I still have very vivid memories of that trip ... it gave me a really different view of the world from a North American perspective,” McEwen said. “Social issues, business issues, political issues ... we live a really privileged life over here, it doesn’t matter where you are. North Americans better wake up because there’s this huge labour pool over there that’s going to come like a tidal wave across and they’ll buy this place.”

     Back in North America, McEwen worked for Merrill Lynch for a cou-

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ple of years after which he hooked up with his father again at the brokerage business.

     “I came back and bought an interest in his firm, called McEwen Easson Ltd. at the time, and we created Goldcorp shortly thereafter, which was a closed-end investment company. We started work on it in 1980 and it finally went public in 1983,” said McEwen.

     At the time, the company was running two mutual funds — Goldfund and Goldtrust. After bandying about several names, they came up with Goldcorp. According to McEwen, they were creating a vehicle that allowed institutions to get around a requirement stating all their money be invested in Canadian companies.

     “We created a company that would allow them to own gold bullion, which they couldn’t own, and to invest in foreign securities through a Canadian company,” McEwen explained.

     “It was the first of its kind.”

     In retrospect, it’s fitting that Goldcorp’s beginnings were so innovative, catching the market by surprise and spawning immediate imitators. It’s a pattern that continues to this day.

     “As I was doing it, I observed various opportunities in the mining industry and I came up with some thoughts as to what a gold mining company should look like,” said McEwen.

     But before Goldcorp’s story took off in its current direction, there was a tragic setback in 1986 when Don McEwen suddenly and unexpectedly died. After six years of working shoulder to shoulder with his father, ‘a great inspiration and innovator’, Rob was on his own.

     “The tests that are placed in front of you along the way are all about how you react to them. If you find you can get over them, as everyone should be able to, and you find yourself on the other side you can say: ‘Wow, the next time something like this comes along, I have the confidence to keep doing it again. It’s do-able.’”

     Reflecting on his father’s own struggles and determination, McEwen recalls how as a young man Don McEwen joined the British army’s officer training corps in India. While there, he contracted polio on three separate occasions, the last attack felling him.

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     “He got sent home in an iron lung and the doctors said, ‘Well, your legs are probably going to go gangrene, so we’re going to cut them off and you’re going to be in bed for the rest of your life and you’ll be a vegetable.’

     “That’s probably not what you want to hear when you’re 18 or 19. So he said, ‘I’m not going to stay in bed for the rest of my life.’”

     Ignoring the doctors’ dire predictions, Don McEwen got up and got busy.

     “From that point on, it was determination and the power of the mind. He got out of bed, worked himself until he was well developed in his upper body and he got around on crutches. There was nothing that would hold him back.”

     After leaving the hospital, Don McEwen pushed on with characteristic fortitude. Working for an insurance company during the day, he took his Masters of Commerce at night, became a serious student of the market and ended up having a successful career in the investment industry, becoming one of the pioneers in the gold investment arena.

     “So for me, whenever I bump into an obstacle, and there have been a couple, I always think about what Dad had to overcome. Nothing is impossible,” states McEwen.

     It’s all about that boulder in the stream, really. McEwen’s sharp business acumen notwithstanding, there’s something almost zen-like in the way he views life and, ultimately, business.

     “There’s always this energy flowing,” he says. “To me, it’s very much like life. You can have these obstacles dropped in front of you like a big rock, and it’s taller than you are and you can’t get around it, but it’s the force of life that keeps going.

     “There were a couple of interesting things that happened after the stream got around the boulder. One, the stream never stopped. And two, afterwards there was another sound ... this music in the stream as the water came over the rock and burbled along. It changed it, it didn’t stop it. But that experience created some music, another aspect. So the stream was richer for that.”

     That’s Rob McEwen talking. Profound, politic and, dare we say, a bit poetic. As Goldcorp’s story unfolds, it becomes easy to see how all these

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experiences played a role in its ultimate and ongoing success.

     Following Don McEwen’s untimely death, the younger McEwen forged on in a manner that would no doubt make his father proud. He immediately brought in some partners at the brokerage firm to focus on building it, while he devoted more attention to gold mining investments. They hit the market in 1986.

     “It was a key period and a lesson for me that the larger the number of people working for you, and if you hit the market at the right time, the more wealth you can create. We went from 20 people to 120 people in about a year and, until we moved to new quarters, we just kept adding bodies. You’d have to crawl over a desk or two to get to your own desk. It was really tight but really efficient. We didn’t have a lot of overhead, it was very exciting, the market was hot, and we’re putting money into everybody’s pockets.”

     At this point, Goldcorp was still an investment fund investing in gold bullion and gold mining securities from around the world. Around this time, McEwen met a few different people who would have a great influence, Murray Pezim being one of them.

     “I watched him make two fortunes, lose them both, and make a third. His actions demonstrated there is a cycle in the marketplace, times you want to buy, sit still, or sell. This flow is ever-present in the market and in mining, it’s quite classic,” said McEwen.

     And we’re back to flow. As much as McEwen understands the importance of getting around an obstacle that blocks the flow, conversely he also acknowledges the strategy of going against it. Following the pack is not in his nature.

     “I enjoy buying distress,” he says simply. “I like buying things that other people don’t. I like to invest when others aren’t buying. If you buy what’s popular, you’re never going to get a good return on it.”

     Aside from being inspired by Pezim, McEwen also credits his uncle Tim Beatty with playing a large role in his life after his father’s death. A skilled investor, Beatty was head of Burns Fry, governor of the TSE, commissioner of the Ontario Securities Commission, and worked closely with McEwen. Also getting the nod from McEwen is Ian Delaney, who hired him at Merrill Lynch.

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     “Ian is a very skilled, very aggressive guy. He put in long hours and seemed to think harder than most of the competition. He showed that if you could do that, you could gain an advantage. And it’s all about gaining an advantage.”

     Whether he’s backpacking around Europe or discussing mining opportunities with Pezim, McEwen has learned to embrace the value in alternate perspectives.

     “You look at a problem statement and re-frame it. When you re-frame it, you can often generate alternatives that haven’t been considered and when you get there, you have other paths to follow,” he says.

     What you don’t do, according to McEwen, is take the path most followed.

     “I’ve learned that I won’t stand in line,” he says firmly. “If I do, I’m only going to get where I’m going as fast as the person in front of me. So I’ll step out of line and see where I want to go. I’ve found that this path is never a straight line, but if you keep that vision, that target in mind, you will get there before many of the people you would’ve had to wait for.”

     In other words, step out of line and take control of your own destiny.

     “A lot of people say they are fearful of the unknown and I don’t understand that because the unknown, by definition, can be either good or bad.

     “I would like to see more Canadians be proactive. I think as a country we have to take greater control because there is huge competition out there and if we don’t recognize it and change, our lifestlye is in great jeopardy. It’s a transitory stage in our life and the world is altering very rapidly.”

     So armed with his life lessons and philosophies, McEwen tackles the challenge of Goldcorp. In a typical McEwen move, he decided to re-frame the situation in an effort to create greater value. His decision was to convert the investment company into an operating company.

     “In 1987, I asked the shareholders to change our investment restrictions to essentially free its latent economic strength. We’ll be able to borrow, we won’t be restricted in what we can buy and, in fact, we can concentrate our assets rather than make them diversified.”

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     In 1989, McEwen jumped into a hostile takeover battle and bought control of two mining companies. Corona Corporation had made a hostile bid for two companies, Dickenson Mines and Kam Kotia Mines, one being controlled by the other. One of the companies also owned a controlling interest in another company called Wharf Resources. Corona essentially made a bid to acquire control of all three.

     In the meantime, McEwen had been spinning his wheels for six months while waiting on another related deal that ultimately fell through, and he decided this was an opportune moment to take Goldcorp into its new incarnation as an operating company.

     “I decided I’ll jump into the takeover bid, make a higher bid and become what in the industry is known as a white knight, where you’re supporting management. The other side didn’t like that, they took us to court, they lost, and our bid was successful.”

     Within 45 days, Goldcorp was the controlling shareholder of two mining companies. McEwen let existing management run the companies, but he and another director took seats on both boards. It only took four months before McEwen began scratching his head and asking questions.

     “I’m sitting there listening to a presentation of what we were going to do for the next year and because I like numbers, I started calculating what I thought the profitability would look like.’’

     As the board began detailing its various working areas in one of the mines, McEwen sat back doing the math and came to the mystifying conclusion it didn’t seem to add up.

     “In the first area we were going to work, by my calculations we were going to lose money. I thought, ‘Well, that’s odd.’”

     Intrigued, McEwen pressed on with his figuring and ‘tuned out the board meeting’.

     “I thought, ‘We’re losing there ... and there ... and wow, at current prices we’re going to lose money in 50 percent of the areas we’re going to work in. Why would we want to do that?’”

     After confirming he had used the correct calculations for determining profitability, McEwen politely asked the obvious question — why are we approving a plan that will see us losing money in 50 percent of the areas we’re about to work in? Nobody knew the answer to that question and

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when the president was ultimately queried, his response was unsatisfactory, to say the least.

     His reply? “I’ll get back to you.”

     Wrong answer. McEwen certainly wasn’t going to sit still for that, as the board would quickly discover.

     “I thought, ‘I’m sitting around this table, everybody’s 15 years my senior, they’ve all come from the mining industry and they’re about to approve a plan that I don’t think I’ll make any money on.’”

     A couple of meetings later, McEwen decided to exercise his right as CEO of the controlling shareholder and reconstitute the board.

     “They didn’t like that,” he said, adding that at the time he was 36 years old and challenging professionals who were 50-plus.

     Six months of behind the scenes maneuvering and intrigue ensued, with attempts to discredit McEwen or get rid of him entirely.

     “They were saying, ‘Here’s this kid and he’s controlling a pretty big company. But we’re better known, we have more credibility, let’s take it for ourselves.’”

     A campaign was underway and McEwen realized he needed vigilance and canniness to determine who his ‘enemies’ were. Someone recommended he learn to play speed chess, ‘so that your reaction time is faster’.

     When the dust had settled a year later, McEwen was the one left standing at the annual meeting. He took out the board of directors and became chairman and CEO of both operating companies.

“I stepped out of the investment industry and into the mining industry.”

     It was a tumultuous but strong beginning and a personal victory for McEwen. Fortunately for Goldcorp’s shareholders, McEwen’s natural curiosity and relentless questioning would continue, as it does to this day. A year after replacing the initial boards, he found it necessary to replace the senior management team of the operating company. Obviously they hadn’t learned the first time that McEwen wants creative answers to important questions. As it would turn out, the question he was asking this time concerned Red Lake Mine, now the richest gold mine in the world.

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     At the time, McEwen was told Red Lake Mine was on its last legs. It had a debt equity ratio of 1:1, about $50 million worth of debt, was extremely high cost, had a problem labour situation and outwardly, there didn’t seem to be many incentives to invest in it. McEwen attacked the situation head on, asking the obvious question to head of operations — “How can we get our costs down?”

     His reply? “Well, we can’t.”

     Them’s fightin’ words when you’re talking to someone like Rob McEwen.

     “I said, ‘Wait a minute. There’s nothing you can do in a business that’s 45 years old?’ He said, ‘No, either the price of gold goes up or we have to find more gold.’”

     Wrong answer. That person found himself out of a job.

     McEwen hired Rolly Francisco, formerly of Lac Minerals, to take over the duties of Senior VP and CFO. Together, he and Rolly rebuilt the management team and did a good job of improving the financial situation. Red Lake is now a major success story, recognized worldwide.

     “We took an asset that was considered without a future and today it’s the richest gold mine in the world, meaning it has the highest concentration of gold per tonne of any mine anywhere and it’s one of the lowest cost gold producers in operation today,” says McEwen.

     ’’We went from being outside the top 25 gold mines by market cap to now being in the top 10. In profitability, we’re right near the top. And certainly from a return on invested capital, we’re the best.”

     That recognition is duly noted in last year’s Financial Post annual survey of the 800 largest corporations in Canada, wherein Goldcorp was ranked third best by profit margin when gold was only $320 an ounce. Today its market cap is about CAD$3.2 billion, a far cry from its 1993 market cap of about $60 million.

     For about two years after the board and management shakeup, McEwen found himself under attack from the same people he had previously ditched. It was becoming obvious to everyone that this young upstart not only had his own ideas, but they were good ones. According to McEwen, the campaigns being waged leading up to annual meetings were aggressive, vigorous and full of drama. The press was also con-

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stantly on alert.

     “I could’ve sold theatre tickets,” McEwen chuckles.

     During those boisterous two years, the debt was eliminated and McEwen decided it was time to concentrate on exploration. In 1995, he handed $10 million to his exploration department and said: “Here. Go explore.”

     Six weeks later, they were back with something promising at Red Lake. Out of nine drill holes, the average grade or concentration of gold per hole, was 30 times what they’d been mining, at nine ounces per tonne. These new drill holes were well-removed from where they’d been previously mining and located in a completely different setting.

     “That’s when the rocket ride started. We just took off,” McEwen recalled.

     The next obvious question was size. How big is it? McEwen stepped up the exploration, despite being in the midst of ongoing labour strife at the unionized mine.

     “So, we make this discovery but it’s 2,000 feet away from where we’re mining and it’s not something you can bring onstream quickly. In fact, you can’t even bring it on in a year. I want to work this mine better, I want to introduce new technologies and I’d like to see more training put in place.”

     In order to best determine what they had, McEwen knew changes needed to be made and he approached the union with his ideas.

     The union’s answer? “No.”

     True to form, McEwen wouldn’t accept that and he dug his heels in.

     “I said to our guys, ‘Well, there’s either going to be a short strike or a long strike because we have to change.’”

     The strike lasted an unprecedented 46 months.

     Although no gold was being produced from the mine during that time, McEwen and company weren’t sitting idly on the sidelines. Exploration was stepped up by 25 percent and the deposit kept growing. But tension was building with each month the strike dragged on. The union wanted to go back to work, the shareholders were antsy, staff didn’t enjoy being bussed in and out of the site, and the situation affected

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everyone in the small neighbouring towns of Red Lake and Balmertown. But McEwen knew if he agreed to the original terms, he’d be losing money. As well, the price of gold was plummeting. By 1999. it was $250 an ounce ... $110 lower than what it would cost to produce it. Exploration continued, but the union began picketing annual meetings demanding a return to work. McEwen could only point out the obvious — they can’t control the gold price. Things took a nasty turn when he received a written death threat.

     “It basically said, ‘If you want blood, we’ll give you blood. You’ve got 30 days. Remember Yellowknife.’”

     The implication was ominous. The same union had been involved in a labour dispute at a Yellowknife mine and a union member was ultimately convicted of planting a bomb in the bottom of the mine that killed nine people. There was no way McEwen was going to cave in to that. He acted immediately.

     First he reprinted the death threat in the local paper and offered a $35,000 bounty on the head of the person who wrote it. Next, he hired an investigative group of former drug squad detectives and metro police to check out the vulnerability of the mine site. He replaced all the windows in his own home with bulletproof glass and had a SWAT team visit the house twice. Fortunately nothing came of the threat, but its author was never discovered.

     Time dragged on, the low gold price wasn’t helping matters, and McEwen’s offers kept dropping accordingly with each meeting he had with the union head. Strikers were steadily disheartened, but McEwen pushed ahead with other matters.

     “We tore down the old mine, built a new mine, wired it with fibre-optics, beta testing with wireless, and we looked at automation underground. We’re still doing that, we’re working with M D Robotics, the people who make the Canadarm.”

     McEwen wasn’t about to let a strike hinder progress and rebuilding a state-of-the-art plant was conducted through the picket line.

     “We set up a camp. We weren’t doing any production, all we were doing was exploring and then building the new mine, so we hadn’t taken any jobs away that way. I said, ‘Look, the faster we get this built, the

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sooner you can come back.’”

     Just before starting up production at the new facility, McEwen made one last offer.

     “You’re either with us or you’re not. The contractors who built the new mine are going to mine it and unfortunately we only need a third as many people.”

     Finally, the strike settled with McEwen offering a package that included stock options. Although there was some grumbling about that, Goldcorp’s history proves it was an extremely profitable move if they’d held onto those stocks. But the intrigue wasn’t quite over yet. After settling, the union decided to decertify and leave.

     “I called my labour negotiator and labour lawyer to tell them and they said, “Impossible. This has never happened in Canadian mining history.’”

     But it did happen, another first.

     “A vote was taken, they decertify, we’re non-union and we go forward with the contractors. We remain to this day non-union, with a third-party contractor doing all of the hourly work,” said McEwen.

     With the tumult and drama now just a memory, a slice of Goldcorp’s colourful history, the road ahead indeed seems paved with gold. McEwen continues to push boundaries, explore new avenues of possibility, and keep abreast of technology and new talent. At Red Lake, a virtual reality lab has just been built to help accelerate the exploration effort.

     “I think it’s the first of its kind on any mine site in the world,” says McEwen, reflecting on how far they’ve come.

     “I look down the lane and see back a number of years ago ... the shack, the fire and the picketers, the gated fence and the tired town. Now there’s construction everywhere, about 30 companies exploring in the Red Lake District, making it one of the most actively explored areas for gold. There’s real prosperity now, it’s really upbeat. Houses are painted, lawns are cut, flowers are growing. What a change. It’s so nice to see, and a lot of that came about from our discovery and our continuing fortunate discoveries.”

     Part of what drew interest to the area and stepped up understanding of Red Lake was yet another creative idea on the part of McEwen. In

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2000, he decided to hold a contest, an internet challenge that would enable them to better determine the size of the Red Lake discovery. They took all their proprietary geological data dating back to 1948, all the drill holes and everything related to the ore body, combined it with 2-D and 3-D software, and pushed it all out over the web.

     “We said to the world, ‘This information is yours, free of charge. It’s for competitors or anybody who wants it can have it with no strings attached.

     “We want you to take a look at what is probably one of the most exciting gold discoveries in the world and tell us where we’ll find the next six million ounces of gold. For those insights, we’ll give you prizes totaling half a million dollars US.’”

     The challenge was launched in March 2000 at the annual PDAC conference and, within the four-month registration period, 1,400 people from 50 countries received the data file. Five judges were chosen from all over the world — Australia, South Africa, the U.S. and Canada — and were comprised of geologists, discoverers and academics. McEwen wanted to see the most innovative thinking and the best geological logic.

     “It was extraordinary. We saw everything we would expect, but then we saw people using applied math, advanced physics, intelligence systems, computer graphics like I’d never seen before in the industry — and it was coming from all over the world.”

     Recognition began pouring in. Business Week named Goldcorp one of the 50 most innovative companies worldwide on the web in September 2000, Forbes did a write-up on the company, Northern Miner awarded them with 2003 Mining Man of the Year and the PDAC bestowed a Developer of the Year award for 2002. And that’s just to name a few.

     “We received lots of industry awards and our shareholders have done really well,” McEwen notes.

     But the internet challenge did more than garner recognition. It also performed its purpose and, as a direct result, enabled Goldcorp to indeed find its next six million ounces of gold. The judges selected 25 semifinalists who submitted 110 exploration targets, 50 percent of which were brand new.

     “We hadn’t given them any of our targets so we had all sorts of third-

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party confirmation about how we were going about our hunt. It put Goldcorp on the map worldwide and it accelerated our exploration program. We found the six million ounces and now we’re looking for the next six million ounces of gold.”

     Out of this hi-tech process, Goldcorp delved deeper into the virtual reality field, linking up with Mirarco Mining Innovation, a research arm of Laurentian University. Laurentian was adapting technology used in the oil and gas industry to the mining industry and Goldcorp was one of its early sponsors and supporters. Recently, Goldcorp built a stand-alone facility at its Red Lake mine that is wired to Sudbury.

     “If we need to use their technicians they can just be on-line. It’s got a 20-foot wide screen about 10 feet high. It’s neat. You put special glasses on and it all comes in 3-D,” McEwen explains.

     “It’s all about trying to find a competitive edge.”

     Red Lake has become a growing, bustling concern where the activity is nonstop. In McEwen’s words, “there’s construction all over the place”, the site now boasts 160 people on staff and another 200-plus on contract. Currently, they’re expanding the mine and sinking a new shaft that will go down about 7,200 feet, or the equivalent of four CN towers. This will dramatically increase capacity.

     “In the first phase it will increase our gold production by 40 percent and lower our costs by 16 percent to below $70 an ounce.”

     As to how long he sees this continuing, McEwen says 11 years minimum.

     “But we’ve been finding high-grade gold at an average cost of $11 an ounce over the last nine years and we can produce it for under $80 and we can sell it for more than $380.”

     The math and savvy management puts Goldcorp at the bottom of the cost curve, an attractive proposition no matter how you add it up.

     “As a company, we don’t have any debt, we haven’t sold any of our gold forward, we have strong cash flows, strong earnings and we reported our best earnings last year ... US$99 million and $260 million in revenue.”

     The treasury currently breaks down as US$330 million cash, $30 mil-

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lion in gold bullion and $18 million in marketable securities, adding up to a grand total of just under US$380 million.

     In 2001, believing the price of gold had reached a 20-year low and was going higher, Goldcorp began withholding gold production. In 2001, they held back five percent. In 2002, they held back 10 percent of production and also bought some gold, believing it was about to go higher. By the end of September 2003, they had 270,000 ounces of gold sitting in vaults in Toronto and New York.

     How much gold is that?

     “It was more gold than the Bank of Canada, more gold than what was held by 50 of the 114 central banks that own gold,” says McEwen.

     Late last year, McEwen sold the gold due to a new Ontario government that changed the tax rates and, by doing so, made $72 more an ounce than would have if sold when it was produced. Currently, they’ve started rebuilding that position and at the end of the first quarter 2004, are up to 72,000 ounces of gold.

     “We’re the only gold company in the world that holds back gold, that doesn’t sell all the gold it produces,” says McEwen.

     The reason other companies don’t hold back gold, he speculates, is that their costs are generally higher. Goldcorp’s break-even is very low.

     “And I had a very positive view on the price of gold. I think over the next six years it’s going to test the old highs of $850 an ounce. I think in 2004, perhaps a bit longer, it has to consolidate and trade in the range of about $370 to $450 and, during that time, it will present some opportunities to us. That’s one of the reasons I sold our gold because I thought gold was going to stall for awhile.”

     Another bonus for shareholders is that Goldcorp pays one of the highest dividends in the gold mining industry in North America, says McEwen. Since they started paying dividends in 2001, $97 million has gone out as of mid-2004.

     “As the price of gold goes up, we’ll continue to pay out more. I think it’s a very good discipline for management to say that the money we’re making isn’t all going to be used on projects — we have to give some back to shareholders immediately while we’re building assets. We just have to be more efficient with the assets we’re being given.”

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     And although Red Lake is the overwhelming story, shareholders have a stake in other projects, all managed with the same eye to excellence and innovative hand. There’s another gold mine in South Dakota, the Wharf mine, which will be closing in three years and an industrial mineral operation in Saskatchewan that produces sodium sulphate, the principal ingredient in detergents. There’s plenty of information on Goldcorp’s website as to all its properties and projects, but Red Lake is ‘the driver’, according to McEwen.

     “Red Lake is the central theme, but it’s not the only one,’’ he says.

     Goldcorp is also continually looking for properties and has invested in about eight or nine promising junior companies. In many cases, Goldcorp holds a reasonably large equity position in addition to joint ventures where they’re earning an interest in the property or have right of first refusal.

     “We’re extending our exploration reach in a number of corners of the world through relationships with these juniors. If they do find something, we’re in a good position to help them take it further. We have the financial strength and operating strength and the desire to see their dream materialize.”

     It’s difficult to peg Goldcorp precisely as to where it fits in the hierarchy of mining companies. By market cap ($3 billion), they’re in the top 10 largest gold mines in the world, albeit at the bottom of that list with other majors up around $13 billion. By comparison, McEwen reckons a large junior company would be in the 2 to 3 hundred million dollar market cap.

     “We’re close to a major by valuation in the marketplace. By production, we’re not in the top 10,” explains McEwen.

     “Our balance sheet is one of the best in the industry, we’re the only company in the world that holds back its gold bullion production, we don’t have any debt, we don’t hedge, we pay a monthly dividend. And we’re North American based, so there’s low political risk. We’re at the bottom of the cost curve for the industry, so there’s low commodity price risk.”

     And of course, there’s McEwen himself and what he consistently brings to the framework of the company. That’s something you can’t put a price on.

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     “We try to push the envelope and keep pushing it ... to see if we can be a little more innovative because following the herd just means you eat their dust and you get there after they do.”

     McEwen has a great desire to get more people interested in gold, and educated in investing, in watching the cycles and the market more closely. Part of the reason Goldcorp has such a presence in terms of name recognition is that its CEO understands not only the value in telling your story, but also the responsibility of doing so.

     “You should tell your story and tell it well. Part of the goal is to get people to think about gold. One percent of the total equity investment dollars in the world goes into gold stocks ... one percent! That means there’s 99 percent of the market that has no exposure to gold. To me, that’s an untapped market. That’s the market you’re after, rather than fighting for a share of the one percent.

     “It’s a lot more work, but if people start thinking gold and they associate Goldcorp with gold and gold starts moving ... then our shareholders should be the beneficiaries. So it’s all about growing the per share value of the company.”

     And does he have any advice for potential investors and shareholders? You bet he does. Buy gold and buy it now. If McEwen’s predictions are correct and gold hits all-time highs in this new cycle, the time is right. Or, as McEwen would say:

     “Gold is money. And Goldcorp is gold.”

176

HIGH RIVER GOLD
MINES LIMITED

     On the cover of its 1999 annual report and in every report since, High River Gold has posed the same question — Why gold? The answer to that question has fallen to David Mosher, High River’s amiable and approachable President and CEO.

     “We felt that even though we were at a bottom in 1999, this was the most opportune time to buy gold and gold shares during the last 20 years. And it’s turned out to be correct,” says Mosher, who is relating High River’s story from his Toronto office in mid-2004.

     Certainly there was very little enthusiasm for buying shares of gold companies back in the late-1990s, but High River not only managed to survive the dark days, it’s now a large, thriving, junior gold-producing company poised to emerge as a healthy mid-tier company with considerable assets in West Africa, Russia and Canada. Having successfully stayed the course through those bleak years speaks not only to faith, determination and savvy management, but also to investor confidence in the High River team. Mosher recalls those early days when the lustre of gold wasn’t nearly as bright as it is today. “We really had to batten down the hatches and do everything we could to survive, so that when things turned around we still had a company we could finance and then move the assets we had into development mode.”

     He credits professionals like ‘technical analyst’ Ian Notley for cor-

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rectly interpreting trends and cycles, and ‘astute investor’Eric Sprott with not only accurately forecasting the gold market, but also putting his faith and money in High River back when nobody was interested in either gold or High River.

     “Eric did very well with the funds he managed and heavily invested them in the gold market at bottom-basement prices. Fortunately for us, he liked High River and took a significant position in us at the time.”

     Sprott clearly knew the answer to ‘Why gold?’ and, although these days it’s an easier question to answer, Mosher continues to ask and answer it every year.

     “We felt if we couldn’t convince people they should buy gold, there was very little reason for them to buy High River Gold. Each year we have updated the ‘Why gold?’ question.” Although Mosher concedes it was ‘very lonely’in the late-1990s, things began to look up in 2000 as the gold market improved immensely. High River was able to capitalize on this transition period to acquire a new gold-polymetallic project in Russia (Berezitovy) at a very reasonable cost and to take a project it held in West Africa (Taparko) off the shelf; bankable feasibility studies have now been completed on both of these projects. In addition to developing these two new mines in Russia and West Africa, High River also has interests in three operating gold mines — two in Russia and one in Canada. High River’s attributable gold production from these operating mines was 118,000 ounces in 2003.

     The operator of the Berezitovy Project during the development and production stages will be High River’s Russian subsidiary, OJSC Buryatzoloto. “There, we have about one million ounces of reserves, it will be an open-pit project and produce about 100,000 ounces a year over about a 10-year mine life,” Mosher says.

     “We expect to be in production commencing just prior to the end of 2005.” Over in West Africa where High River’s mining camp has been active since 1996, the Company recently consolidated its interest in the Taparko project, located in Burkina Faso. In addition to three separate deposits on the Taparko property, High River recently acquired the reserves from the nearby Bouroum property of close to 110,000 ounces.

     “Which gives us an approximate mine-life of about eight years,”

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Mosher estimates. “We will produce 100,000 ounces a year for the first three years and then a little less for the remainder of its life.”

     High River’s actual land position in Burkina Faso is immense, somewhere in the neighbourhood of 5,000 square kilometres. Mosher expects to be in production on the Taparko project by the last quarter of next year, 2005.

     Both Russia and West Africa have become familiar landscapes to Mosher now, but they’re a far cry from his roots in the Canadian Maritimes. Growing up in New Brunswick, Mosher then moved to Nova Scotia where he graduated from Acadia University with a BSc in geology. Throughout his university years, Mosher spent his summers with a geological consulting firm, traveling around Canada and working in various provinces. Following graduation he did a stint in Toronto and then, through the same consulting firm, got an opportunity to work in Australia where he stayed for nearly ten years from early-1970 to late-1979 before returning to Canada. Initially Mosher was project geologist for the consulting firm until it was taken over by Pancontinental Mining, one of the firm’s clients.

     “With Pancon, I became project manager of the Jabiluka uranium project in the northern territory,” explains Mosher.

     After finding one small deposit, things quickly began to move with the discovery of a huge deposit in the northern territory. In fact, the relatively high-grade deposit became the largest uranium deposit in the world and Mosher was there for the ride.

     “I was Project Manager for four years during the discovery through to its really becoming a major deposit. Then I became Exploration Manager for Pancon Australia and ultimately came back to Canada for Pancontinental, as Coordinator of New Advanced Projects for the company.”

     Mosher ultimately left Pancon in mid-1982 and did some consulting on his own. Through his independent consulting work, Mosher played a support role in a number of public companies as a director, involving himself in both the technical and financial sides of the business. One such company was Nor-Acme Gold Mines, listed on the Toronto Stock Exchange since the 1940s.

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     Nor-Acme had a project that sparked Mosher’s interest — a former gold mine in Snow Lake, Manitoba, that had been in production for about 10 years, from 1949, producing approximately 600,000 ounces of gold.

     “My interest in this particular company was the fact that this project still had an orebody that was open at depth and the mine had really shut down as a result of a very depressed gold market and very low gold prices. We felt it had additional potential and deserved more work,” said Mosher.

     To that end, Nor-Acme ultimately did a joint venture with High River Resources out of Vancouver, whereby they could earn a 60 percent interest in the project for spending a certain amount of money in exploration, which they did.

     “Then at that point in time, we felt we needed additional funding, it was a difficult market, and the best way to raise funding was to put the orebody back whole again. So it was decided to merge the two companies, Nor-Acme Gold Mines and High River Resources.” The year was 1988 when High River Gold Mines was formed as a result of the merger and took a Toronto Stock Exchange listing. At the time, the company was still being operated from Vancouver while work progressed on the project. An initial feasibility study showed that under market conditions then, the project was marginal. Enter Inco Gold, which later became TVX, as a joint venture partner for the new merged company with an option to maintain the property for five years but with no requirement to put it into production. Five years later, with little improvement in the market, TVX let the option lapse. “So High River was really a one-project company that was not being well managed during that period because their best asset was really on hold,” Mosher said. Things degenerated to the point where the TSE listing came up for review and the company’s directors were put on notice that listing privileges could be cancelled. Mosher, who was still a director but worked in Toronto, was asked by the company’s major Australian shareholder if he could step in and deal with the TSE, put a business plan together and try to maintain their listing privileges.

     “They didn’t want to see the listing privileges cancelled because if they had been, that might have been it for the company. Once a company loses its listing privilege, it’s very hard to get these things up and running again. It usually falls into oblivion.” While Mosher was considering vari-

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ous options, he was approached by Don Whalen, an interested High River shareholder. Whalen joined forces with Mosher to try and give High River a chance at the future they felt it deserved.

     “He also became a director of the company. We approached the TSE, got a couple of weeks to put a business plan together, and essentially put our own money in to finance the company. We put a program in place and then moved the company forward.” While Mosher and Whalen were busily trying to keep High River afloat, two positive things happened. For starters, the gold market began to show a slight improvement. “Secondly, we decided to take a risk and drill a deep hole on the New Britannia project,” said Mosher.

     The risk paid off, with the hole hitting a very good intersection.

     “It created a bit of a catalyst for us in the marketplace, which was improving, and allowed us to fund the company and move on.”

     In the beginning, Mosher and Whalen weren’t looking very far ahead as to what their roles in the company may be. They were still only directors and. as Mosher puts it, he and Whalen felt like they were acting more-or-less in a consulting capacity.

     “We were trying to be a halfway house for this company until it got up and running and properly managed.”

     But as things evolved, both men found themselves becoming more interested in the company’s progress and increasingly involved in its management. They decided since they were already doing all the work, they might as well make it official.

     “We decided maybe we should just continue and put a more definitive long-term game plan in place for the company and move on. So that’s essentially what we did.”’ In June 1992, Mosher took on the duties and title of President and CEO and Whalen became Chairman. High River shifted operations from Vancouver to Toronto, and the entire board was restructured.

     “We then decided we would focus on gold, with our major interest initially being to try to develop the Snow Lake, Manitoba project. Then we would focus on advanced development and production opportunities. We would do exploration, but really advanced exploration, not grassroots.

     “And that’s how the company essentially started.”

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     As credibility began to build, Mosher and company were able to move beyond their own financing and secure funding from the brokerage community. Acquiring an interest in the Taparko project in Burkina Faso was in line with their objectives and vision, as was their subsequent involvement in Russia, initially as a significant minority shareholder in Buryatzoloto, a Russian company with two operating mines.

     In Burkina Faso, West Africa, High River has an 80 percent interest in Taparko and a 90 percent interest in Bouroum, with the Burkina Government holding the remaining 20 percent and 10 percent interests. As an added bonus, the company holds a 10 percent equity interest in Jilbey Gold, a company with exploration permits adjacent to the Taparko property. Jilbey has initiated a drill program subsequent to receiving significant gold assays from surface exploration on the Bissa project.

     In Russia, High River currently holds a 66 percent controlling interest in Buryatzoloto, which has become its Russian mine subsidiary.

     With two advanced exploration/development projects in two different countries slated to go into production within a year’s time, High River could conceivably triple its attributable production from just over 118,000 ounces in 2003 to approximately 350,000 ounces in 2006. This scale of production isn’t often found at the junior company level, and High River is clearly on the brink of joining the intermediate ranks.

     According to Mosher, High River is all about growth.

     “We’ve become a very aggressive growth company with the objective of moving over the next few years to a 500,000 ounce per year gold producer. With just the existing projects we have right now, and the successful development of the two new mines, in a couple of years we’ll be at about 350,000 ounces on a consolidated basis — Buryatzoloto and High River together.

     “It’s a very significant achievement I think, from a zero starting position.” Very significant indeed. But those advanced projects aside, High River has also developed a worthy pipeline of future projects through strategic alliances with three TSX Venture-listed companies: Jilbey Gold Exploration Ltd., Pelangio Mines Inc. and Intrepid Minerals Corporation. High River holds an equity position in each of these companies, along with certain back-in rights, first rights of refusal and operatorship rights.

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     “We feel all three of these companies are doing very well and are already at a point where they’re developing advanced projects that we believe will become candidates for development and further production in the near future,” Mosher says. Since 2000, High River has also added some new talent to the company — of particular mention, Daniel Vanin, Executive VP and Chief Operating Officer. Mosher explained that Vanin has a long history in mining, particularly in mine development and operations, and credits him as being gifted with superb people skills, something that’s extremely valuable when dealing with worldwide operations.

     “Daniel will ultimately take over total responsibility for our mining activities worldwide, including the support function for Valery Dmitriev who heads our mining operations in Russia,” Mosher explains, adding that Dmitriev’s title is Director General of Buryatzoloto, a function comparable to that of President and CEO. “Valery is a dynamic individual and a born leader who deserves the credit for our success in Russia.”

     Aside from Dmitriev, High River has a substantial personnel base in Russia that is managing and operating the existing mines and greatly assisting in developing the new Berezitovy Mine. In fact, there are literally thousands of people working through High River and Buryatzoloto, the latter company doing all its own contract work.

     “Russia historically has been very people-intensive on projects. We probably have in the order of 4,000 people working for us in Russia through High River and Buryatzoloto at this time.”

     By comparison, the New Britannia Mine in Manitoba had less than 400 people at full staff, now even less as the mine is nearing closure. Once Taparko is in production, the on-site permanent staff will likely number 350 to 400, mostly Burkina Faso locals. When Berezitovy is up and running, Mosher estimates it will have an on-site staff of approximately 700.

     Interest and confidence in High River is quickly gaining momentum, and its current share price of around $1.70 clearly won’t stay at that level for long. With the announcement of bankable feasibility studies on its two new projects, and steady successes on the company’s strategic alliances with Jilbey, Pelangio and Intrepid, all of which have made significant announcements on their explorations projects, coverage is expected to widen dramatically. In 2003 for example, a financing was done through Sprott Securities and Dundee Securities, with Sprott placing 80 percent of

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the shares. Currently, High River is covered by six brokerage firms including Sprott, Dundee, CIBC, BMO Nesbitt Burns, Paradigm and Orion, with more expected to come on board. That exposure has parlayed itself into greater interest in High River with institutional investors.

     “We’re getting much better coverage now. We’re considered a credible company with a good management team, both here in Toronto and also in Russia, and I think we’re viewed in the market place as an emerging mid-tier gold producer.”

     Analysts currently have share price targets for High River’s shares at between $2 and $3 on a 12-month time-frame.

     “The conclusions of the analysts, generally speaking, is that we are undervalued with respect to our peers. We are a little bit unique and there aren’t any really identifiable peers exactly comparable to us.”

     With such a growth profile and increasing scrutiny, Mosher realizes it’s only a matter of time before another company might consider acquiring High River. Although he wouldn’t dismiss that opportunity out-of-hand, for now he’s content and pleased to be continuing to take the company forward in its strong growth mode.

     “So far we’ve been able to maintain our independence and grow, and we’re quite happy to do that. But I think you always have to be prepared for the possibility that at some point, a larger company might make an offer that you and your shareholders can’t refuse.”

     Personally, Mosher considers himself a builder. It’s a skill he’s obviously mastered, having taken High River from its inception, in its current form, in 1992, through the difficult years of 1997 to 2000, and coming out the other side with such an impressive and diverse portfolio of mines and development projects and respected partners. He wants to continue to build, but now his energies are focussed on building alliances that will strengthen his company’s position for the benefit of all High River shareholders.

     “I think sometimes in order to ensure you get access to the best opportunities for the company, you have to build an alliance with a larger company. Russia is an area where we have attracted a lot of attention.”

     For a number of reasons, it’s not as easy to work and do business in Russia as it is in other countries. Where many other companies have tried

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and failed in Russia, High River has succeeded and receives due credit for this accomplishment from its peers. “Most of the larger companies give us full marks for being successful there, for not getting into trouble, for not being the focus of any problems, and for building a credible operating and development base and being able to successfully do business in Russia. Therefore, we’re an excellent partner for a large company wanting to get involved in Russia and expand its own horizons.”

     Mosher considers Russia to be one of the best frontier areas in the world for acquiring ready-to-develop projects. There are innumerable projects that have already received a lot of work, but need the expertise and capital to take them into development. As well, Russia is now becoming more involved in hard-rock mining, both open-pit and underground, as most of its previous placer mines have been exhausted.

     As far as taxation and legal regulations are concerned, Russia is quickly moving forward and reforming its structures to be more in line with international laws and rules. Buryatzoloto, for example, has been audited by PricewaterhouseCoopers for eight years, and its financial statements and annual reports are comparable to those of any North American company. But Mosher cautions it’s easy for a company to get into trouble in Russia, if it makes the mistake of trying to force a North American approach.

     “Russia is an area where some western companies feel they’ve been burned ... there have been a few bad situations which receive most of the media attention. Unfortunately, the Russians usually get labeled with being the bad guys but quite often we think there’s fault on both sides as to why something hasn’t worked out,” Mosher says, noting that western companies certainly need to do their homework from a legal and people context beforehand.

     “You can be up for some big surprises if you don’t understand what you’re dealing with. Title is a bit different, and you must understand the requirements of your licence because they’re different from North American. You have time constraints in Russia and you have to be able to meet those time constraints or you can be up for serious fines. You could even be in default to the extent you could lose your licence.”

     Fortunately, High River has never encountered a problem in Russia and in fact, is enjoying strong support from local governments. Mosher

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attributes much of their success to having chosen their partners well. Thanks to Buryatzoloto, the EBRD (European Bank of Reconstruction & Development) is involved by way of taking an equity interest in Buryatzoloto and being their primary debt provider. An international organization headquartered in London, the EBRD’s shareholders consist of over fifty individual countries that participated in its funding. The bank’s mandate, according to Mosher, is to go where other banks can’t or won’t go in order to assist good projects.

     “They have a mandate for funding projects in Russia and therefore, are very much respected by the Russian governments, both federal and regional,” Mosher says. Through its relationship with Buryatzoloto, High River also has the credibility and resources of the EBRD on its side, something Mosher likens to having ‘political risk insurance’. Aside from its respected name alone, the EBRD relationship has proven to be valuable in countless other areas.

     “Another advantage of the EBRD is that it’s a great halfway house for meeting with our Russian partners and for directors’meetings in London ... which isn’t a bad place to have meetings. We can use EBRD translators and use their offices. We can also bring in EBRD experts in different fields if we need them. It works extremely well.” Recently, High River invited EBRD investment banker Mark Rachovides to become a member of the High River board.

     “Mark is a very knowledgeable individual, especially in the Russian context, and we’re very happy to have him as an independent director. I think we’ll be using him on a number of different committees.”

     Also on the board is Alexandr Balabanov, who in the past worked for a bank owned in part by the EBRD.

     “He has done such a tremendous job and worked so hard on behalf of Buryatzoloto, and High River indirectly, we’ve made him Chairman of Buryatzoloto every year. Alex is a very valuable asset for both Buryatzoloto and High River.”

     Mosher strives to ensure these Russian individuals get special mention, not only because of their expertise but because he wants all business with his Russian partners to be ‘transparent’.

     “In working together and building up trust between partners, it’s good

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to have cross-directorships. We have three Russians on our board of directors and three High River directors on Buryatzoloto’s board. It’s a good situation and, as mentioned, we have one EBRD member on our board and two from the EBRD on the Buryatzoloto board.”

     High River’s board is yet another aspect of the company that distinguishes it from other juniors, in that its makeup is as diverse as High River’s projects.

     “We’ve got three Russians, one Australian, three Canadians, a Malaysian and a Greek on our board,” Mosher says with a grin. “That’s about as international as you can get.” It’s obvious Mosher loves working in Russia and, business relationships aside, he says simply, “Some of my best friends are Russians now.”

     Unlike most North American companies that insist on joint ventures and having direct interests in projects, Mosher and company took an equity position and as such, he considers the relationship with Russia to be ‘a family affair’.

     “We took what might have been perceived as a bigger risk at the time, but in a way it was a much easier thing to do. When you have an equity position, you want what’s good for all shareholders and therefore there was a common purpose with Buryatzoloto management that simplified our life in the early days and kept us out of confrontational positions.”

     Having conquered the formula for successfully doing business in Russia, High River will undoubtedly be considered an attractive alliance partner for other companies. Mosher is certainly amenable to such a prospect and acknowledges that alliances are a beneficial way of acquiring properties that may be considered too large for High River. “We’re generally looking for million-ounce projects capable of producing 100,000 ounces of gold per year — the type of project we think we have a good capability of handling, developing and putting into production. If it’s a 500,000 ounce per year producer, that’s a significant deposit with larger capital requirements which we feel might best be handled with the assistance of a larger company as an alliance partner.

     “We have had discussions and we are continuing discussions with companies in respect of putting an alliance together. That’s not to say we may not be taken over tomorrow or the next day, but we’re just going to move on and build value and see where we go.” On the face of it, Russia

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may seem far removed from High River’s other major development project in West Africa and not only by distance. Although the language, weather, governmental structure and regulations are completely different, one key ingredient is the same — local support for High River’s plans in each host country. As they have in Russia, Mosher and company have also developed an excellent relationship with the Burkina Faso government and recently received the permit to move ahead and develop their Taparko project.

     “We entered into an investment agreement which was ratified and became part of the law of the country, so it’s the strongest title you can get in Burkina Faso,” Mosher says.

     “I can’t say enough about the Burkina government. They’ve been so supportive, it’s just been a pleasure to work in Burkina Faso.”

     High River’s visible presence since 1996 on the Taparko property hasn’t hurt Burkina’s profile either. Until recently, any attraction Burkina may have held was overshadowed by its neighbours, Ghana and Mali, both of which have had major gold discoveries and deposits developed. Although Burkina historically had a gold mine in operation, it hasn’t enjoyed anything other than artisanal mining recently. Mosher believes High River’s project will be the first one up and running and will become a catalyst for attracting more development in Burkina.

     “Burkina, although it has the same geology as Ghana and Mali, was always given a lower rating as to the chances of finding a major deposit,” Mosher says, speculating this was only due to the lack of exploration activity.

     But thanks in part to the work being done by High River and its partner Jilbey Gold, some extremely interesting discoveries are being made and other companies are now flocking to the area and setting up shop in the vicinity. Burkina, according to Mosher, is becoming a ‘hot spot’. The influx of new companies notwithstanding, High River is already miles ahead of the game, well situated both geographically and in terms of loyal local support. Their team has gained the confidence and support of the government, having stayed the course in early years when things didn’t look so promising. During a recent meeting with Burkina government officials, Mosher was gratified to hear that their loyalty to Burkina was recognized and appreciated.

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     “We worked there in good times and bad times and I was quite surprised and pleased when I met with them not long ago, that they said they were very appreciative that High River worked through the tough times when a lot of companies just up and left.”

     Now, with bankable feasibility and environmental studies completed, and a permit in hand, High River is looking forward to developing a successful mining operation at Taparko and further expansion throughout Burkina Faso and West Africa. The feasibility study evaluated construction of a mill and infrastructure on the Taparko property to process ore from three pits on Taparko and three pits on the nearby Bouroum property, 49 kilometres northwest of the planned Taparko mill. This combined operation would process approximately one million tonnes of ore per year and average more than 90,000 ounces of gold per year over an eight-year period — exceeding 100,000 ounces in each of the first three years. Based on a US$350 per ounce gold price, reserves exceeding 600,000 ounces of gold have been established for the three pits on the Taparko property with ore containing a minimum of 110,000 ounces of gold expected from Bouroum. A gold price of US$400 per ounce more than doubles the gold resource to 1.3 million ounces for the three Taparko pits alone. Added to that potential is High River’s alliance with Jilbey Gold on a number of other exploration properties.

     “We’ve had results that indicate we have a very good chance of outlining additional deposits that we could ultimately mine as satellite deposits and truck to the Taparko mill.” Because there is excellent potential for satellite deposits, High River has designed the facility with a longer-term operation in mind. Previous exploration has defined 16 prospective gold targets within the Taparko property alone. The agreement with Jilbey provides High River with back-in and operatorship rights on Jilbey discoveries within trucking distance of the Taparko mill and a right of first refusal on discoveries outside trucking distance. High River now controls over 4,000 square kilometres of prospective property within trucking distance either directly or indirectly through Jilbey. “The mill is meant to handle over 100,000 ounces of production a year initially but we certainly will have the capability of going to 200,000 ounces a year if we are successful. Certainly, with more capital, we could go higher than that.”

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     Such excitement brewing in both Russia and West Africa would seem more than enough for most companies. But High River also has a strong presence back on its home turf in Canada, specifically in Manitoba and Ontario. In 1995, High River and TVX Gold Inc. (now Kinross Gold Corp.) commenced production at the New Britannia mine in Snow Lake, Manitoba. A 50-50 joint venture, High River operates the exploration side, while Kinross operates production. The initial feasibility study indicated the mine would produce 725,000 ounces over a 7.5-year period, closing in early 2003.

     The mine has exceeded those projections, producing in excess of 770,000 ounces of gold to the end of 2003 and is now expected to close in late-2004 or early-2005. High River and Kinross are currently in the process of deciding whether to continue exploration and extend the mine’s life or commence an orderly shutdown of operations. For his part, Mosher would like to pursue further exploration while keeping the infrastructure on care maintenance and the equipment on standby.

     “If we can do that, the mine might have another life. Snow Lake is considered the ‘town with nine lives’ because of the number of times it’s almost become a ghost town and then an orebody was discovered nearby. I really don’t think we did the area justice from an exploration sense and that’s why I personally feel strongly motivated to try and make an exploration project out of it,” Mosher says.

     Back in Ontario, High River is hooked up with Pelangio Mines Inc., another strategic-alliance partner, having acquired 18 percent equity in Pelangio in September 2003. Pelangio owns 100 percent of an excellent property position covering most of the Detour Lake gold camp, including the former Detour Lake mine previously held by Placer Dome. Pelangio’s property covers approximately 70 square miles of the well-known Abitibi Greenstone Belt, with resources on Pelangio’s property totalling approximately 1.76 million ounces of gold — 520,000 ounces in the measured and indicated categories and 1,240,000 ounces in inferred. For its part, High River is acting as Pelangio’s technical advisor, providing technical expertise and operations management. All of these projects, properties and alliances combined are what make High River a distinct and unique company, clearly larger and more diversified than most junior mining companies and poised to make the leap into mid-tier. Mosher is most

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proud of how his various teams have pulled together and made it through the difficult times, and he’s not speaking only of the lean years.

     A tragic accident on July 1, 1998 tested the will of everyone involved in High River and its Russian counterparts when a helicopter carrying Mosher and 12 other people from High River, Buryatzoloto and the EBRD, crashed in Russia. Three people were killed in that crash and several others severely injured and burned. The High River team lost a good friend and one of its directors, Colin Chapman, a well known and respected Metallurgical Engineer. Also killed in the crash was Ms. Randa Smine, a Doctor in Environmental Science with the EBRD and Evgueni Nefedov, a manager with Buryatzoloto. Mosher recalls that the tragedy couldn’t have come at a more negative point in time for their industry in general.

     “It would have been very easy for either company or both companies to throw in the towel and say, ‘Enough is enough.’ It was a huge amount of stress ... the normal stress of operating a company, trying to survive and pay the bills and payroll and keep your assets in a good state ... and on top of that, you get a tragic accident. I know our office was high-stress for quite some time and I’m sure the same situation existed in Russia.” Mosher concedes it took some time for the survivors to recover from their injuries, both physical and emotional, but everyone struggled through those days with the same fortitude and strength of purpose that has come to define High River and its Russian friends and partners.

     “Through all of that, our Russian management team, ourselves and the EBRD stood tall and said, ‘Let’s make sure we go forward and succeed, because if we don’t, the lives of our friends will have been lost for nothing.’ It was because of that strong mental attitude and refusal to give in to anything that we persevered in a very high stress environment for quite some time.” A black stone memorial bearing the names of the three victims now stands at the Zun Holba mine site where the helicopter went down, and Mosher and the other survivors have frequently visited this lasting testament to their colleagues. He’s proud of the way everyone struggled through the aftermath of the tragedy and came out on top.

     “I would say the crowning achievement is having actually succeeded in surviving, in upgrading the mines and in growing the companies because it was tough enough operating in Russia during those days and paying the bills. Since High River got involved in Russia, Buryatzoloto’s

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two operating mines have grown from 55,000 ounces per year to 155,000 ounces and the company is very profitable.”

     Mosher is also pleased to announce that Buryatzoloto will be paying a dividend this year, and he’s equally heartened to see his company making a positive impact on people’s lives, particularly in Russia and West Africa.

     “It’s one thing to make money in this business because everyone likes to make some money and do well; but, we only go through this life once and I really do believe if you do something positive, it makes you feel a lot better about the whole thing.” Like anyone else who succeeds in this business, Mosher thrives on challenges and the thrill of building and exploring to find natural treasure — ‘the gold at the end of the rainbow’. With two major development projects moving forward in Russia and West Africa, it’s certain there’s no lack of immediate challenges for Mosher to tackle head-on. “We’re starting from scratch, if you like, in building them so there are greater challenges ahead. I’m sure everybody will be writing report cards on us as we move forward. But we’re ready.”

     And finally, there’s a curious side-note on High River’s presence in Russia and West Africa. If one believes in fate or magical occurrences, it would seem to bode well for success in both countries. Having extracted the company’s current name of High River Gold Mines from the merger of Nor-Acme Gold Mines and High River Resources, Mosher and company carried on with the name despite having no real connection to its origins, which Mosher speculates may have initially had something to do with High River, Alberta. Changing a company’s moniker to something more fitting not only undermines the credibility built up through name recognition but can be a costly proposition. They decided to live with it, and forged ahead with business in Burkina Faso and Russia, neither country having any connection whatsoever with High River. Or so they thought.

     After working in Burkina Faso for awhile. Mosher discovered a serendipitous connection. In local dialect, Burkina Faso means ‘land of the honest man’, a translation Mosher was aware of from the beginning.

     “Burkina Faso, however, is the country’s new name, it used to be called ‘Upper Volta’, which means Haute Volta in French — or ‘High River’.”

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     Obviously this was a pleasing revelation, lending some coincidental relevance to the High River company name. But, as Mosher would later discover, it wasn’t to be the only one.

     “We were having a walk with our Russian partners in Ulan Ude, the capital city of the Republic of Buryatia, where the headquarters of Buryatzoloto is located, when we came to an area where the rivers were flowing and it was quite picturesque. My wife Linda asked what the place was called.”

     The startling answer, after being translated from Russian, was ‘High River’.

     Mosher leans forward over his desk, and smiles with amusement as he recalls hearing the translation.

     “It was interesting that in two areas where we had done business, there is a High River aspect to both of them,” he says with almost a touch of awe.

     Does he think it’s a sign that High River is meant to be in Russia and West Africa? “I don’t know what it is ... coincidence or fate or what,” Mosher says philosophically. But there’s a twinkle in his eye when he says it, and one gets the feeling it is a very good omen.